CDS Inc. A subsidiary of The Canadian Depository for Securities Limited		Notice of Record & Meeting Dates	New Change	X
Issuer Name (maximum 30 characters) English I N T I E R A U T O M O T I V E I N C . French not applicable
Address 521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7			Telephone (905) 830-5826 / (905) 898-5200 x7156 or 7038
Contact Name Bruce R. Cluney / Mary Ann Kozlowicz or Lisa Huestis
Transfer Agent	FINS/CUID	Name Computershare Trust Company of Canada	Telephone (416) 263-9483
Address 100 University Avenue, 11th Floor Toronto, Ontario, Canada M5J 2Y1		E-mail Address florence.smith@ computershare.com	Contact Name Florence Smith
Proxy Type X Management Dissenting	Meeting Type X Annual X Special General Extraordinary	Material Distribution Type Form C holders only X All holders	Record Date 2003 03 27 yyyy mm dd Meeting Date 2003 05 07 yyyy mm dd Material Mail Date 2003 04 03 yyyy mm dd
Payment for Publication X Payment Enclosed To be invoiced (Transfer Agents only)			CDS INC.'s GST/HST Registration Number 8 9 2 9 7 1 6 3 1 R T CDS INC.'s QST Registration Number 1 0 1 8 7 6 7 2 2 4
1 # of publications at $93.00 per publication Plus 7% GST or 15% HST (Nfld, NS, NB residents only) Subtotal Plus 7.5% QST (Quebec residents only) Total payment enclosed		$ 93.00 $ 6.51 $ $ 99.51 $ $ 99.51	Authorized Signature for Invoicing (Transfer Agents only) Note: Not required for electronic submission.
CUSIP/ISIN Voting Status Security Description 4 6 1 1 5 N - 1 0 - 4 Y Class A Subordinate Voting Shares
Early Search (Determination of Intermediaries) Send Early Search report to: X Transfer Agent Issuer Other (statutory declaration required) Send via: Mail Courier (collect) X CDS Envelope System Fax #:
Proxy Related Material Will be distributed by: X Transfer Agent Issuer Other
Holders of Record Send Holders of Record and Omnibus Proxy to: X Transfer Agent Issuer Other Send via: Mail Courier (collect) X CDS Envelope System

This Notice and Request for services is authorized by:

                                        Transfer Agent     X   Issuer                    Third Party
                                                                                                                          Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

      Secretary                     /s/ Bruce R. Cluney                                                                 February 25, 2003
Title                              Signature                                                                                     Date